U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (collectively, the “Filers”):	Teck Cominco Limited Teck Cominco Metals Limted
B.	(1) This is [check one]

☐ an original filing for the Filer

☒ an amended filing for the Filers

	2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:
	Name of registrants:	Teck Cominco Limited Teck Cominco Metals Limited
	Form type:	Form F-9
	File Number (if known):	333-152735
	Filed by:	Teck Cominco Limited Teck Cominco Metals Limited
	Date Filed (if filed concurrently, so indicate):	Original filed August 4, 2008 by Teck Cominco Ltd.
D.	Each Filer is incorporated or organized under the laws of CANADA and has its principal place of business at
600-200 Burrard Street Vancouver, British Columbia, Canada V6C 3L9 (604) 687-1117
E.	Each Filer designates and appoints CT Corporation System (“Agent”), located at:
CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 Telephone: (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and
(b)

any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-9 on or about August 11, 2008 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by such Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which such Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.        Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date such Filer has ceased reporting under the Securities Exchange Act of 1934. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.        Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the

Form F-9, the securities to which the Form F-9 relates; and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 11th day of August, 2008.

TECK COMINCO LIMITED

By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commerical Affairs

TECK COMINCO METALS LIMITED

By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commerical Affairs

This statement has been signed by the following person in the capacity and on the date indicated.

CT Corporation System As Agent for Service of Process for Agrium Inc.

By:	/s/ Florence Merceron
	Name:	Florence Merceron
	Title:	Department Manager

Date: August 11, 2008